VF 12-4-02

PROCESSED
DEC 0 5 2002
THOMSON FINANCIAL

02054624

SECURIT[...] [...]ISSION
Washington, D.C. 20549

cm

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SEC FILE NUMBER
8- 42323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Consumer Concepts Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Terrell Mill Road, Bldg. 1474, Suite 100

(No. and Street)

Marietta	GA	30067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry Cornish 770-956-9777

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Don Maples CPA

(Name — if individual, state last, first, middle name)

1242 Moccasin Creek Road	Clarkesville	GA	30523
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 2 2002
WASH. D.C.
180

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 12-17

OATH OR AFFIRMATION

I, Garry Cornish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consumer Concepts Investments, Inc., as of September 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Fulton County, GA
My Commission Expires July 2, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Table of Contents

Donald R. Maples
Certified Public Accountant
1242 Moccasin Creek Road
Clarkesville, Georgia 30523

Independent Auditors Report

November 25, 2002

Board of Directors
Consumer Concepts Investments, Inc.
1355 Terrell Mill Road
Bldg 1474 Suite 100
Marietta, Georgia 30067

We have audited the accompanying statement of financial condition of Consumer Concepts Investments, Inc. as of September 30, 2002 and 2001, and the related statements of operations, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumer Concepts Investments, Inc. as of September 30, 2002 and 2001, and results of its operations and it's cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Don Maples & Co CPA

Don Maples & Co CPA

Consumer Concepts Investments
Statement of Financial Position
As of September 30, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 96,158	$ 28,048
Account Receivable	45,518	28,752
Prepaid assets	8,857	7,269
Total Current Assets	150,533	64,069
Property and Equipment		
Machinery and equipment	122,059	116,997
Leasehold improvements	1,200	1,200
Less accumulated depreciation	(36,906)	(29,890)
Property and Equipment-net	86,353	88,307
Investments	3,300	3,300
Total Assets	$240,186	$155,676
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$ 71,630	$ 40,708
Stockholder's Equity		
10% Preferred stock (No par; Auth 175;issued 175	225,000	175,000
Common stock(No par; Authorized 750 178 issued;52 unissued)	103,040	103,040
Additional paid-in capital	5,500	
Retained earnings	(164,984)	(163,072)
Total Stockholder's Equity	168,556	114,968
Total Liabilities & Stockholder's Equity	$240,186	$155,676

The accompanying notes are an integral part of this statement

Consumer Concepts Investments
Statement of Operations
For The Year Ending September 30, 2002 and 2001

	2002	2001
Revenue		
Commissions	$1,296,893	$662,283
Brokerage fees	36,964	16,208
Marketing development allowances	34,464	185,095
Other	34,000	47,870
Total Revenue	1,402,321	911,456
Operating Expenses		
Commissions	965,222	566,179
Wages and salaries	191,709	176,892
Consulting and outside services	43,543	48,480
Travel	7,667	15,540
Rent	18,958	14,569
Office expense	5,190	14,473
Other expenses	37,224	8,576
Telephone	6,212	9,289
Payroll taxes	14,746	14,115
Legal and professional	81,459	30,102
Insurance	8,422	6,942
Depreciation expense	7,016	7,371
Bonding fees	5,512	1,165
Printing	22	805
Total Operating Expenses	1,392,902	914,498
Net Income(Loss)	$ $9,419	$ (3,042)

The accompanying notes are an integral part of this statement

Consumer Concepts Investments
Statement of Changes in Stockholders' Equity
For The Years Ended September 30, 2002 and 2001

	2002	2001
Preferred Stock:		
Beginning balance	$175,000	$175,000
Sale of stock	50,000	-
Ending balance	$225,000	$175,000
Retained Earnings:		
Beginning balance	$(163,072)	$(140,030)
Net income	9,419	(3,042)
Preferred stock dividends	(11,333)	(12,000)
Cancellation of treasury shares	-)	(8,000)
Ending balance	$(164,984)	$(163,072)

Consumer Concepts Investments
Statement of Cash Flows
For the Years Ended September 30, 2002 and 2001
Increase(Decrease) in Cash and Cash Equivalents

	2002	2001
Cash Flows from Operating Activities:		
Net income(loss)	$ 9,419	$(3,042)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	7,016	7,371
Change in accounts receivable	(16,766)	(8,186)
Change in prepaid assets	(1,588)	(4,544)
Change in other current liabilities	30,922	20,489
Total Adjustments	19,584	15,130
Net Cash Provided by (Used by) Operating Activities	12,088	12,088
Cash Flows from Investment Activities:		
Investment in equipment	(5,062)	(1,772)
Cash Flows from Financing Activities:		
Sale of capital stock	50,000	-
Preferred stock dividends	(11,333)	(12,000)
Net Cash Provided by (Used by) Financing Activities	44,167	(12,000)
Net Increase(Decrease) in Cash	68,108	(1,684)
Cash at Beginning of Period	28,048	29,732
Cash at End of Period	$96,159	$28,048

The accompanying notes are an integral part of this statement

Consumer Concepts Investments, Inc.
Statement Of Changes In Liabilities Subordinated
To Claims Of General Creditors
For The Years Ended September 30, 2002 and 2001

	2002	2001
Subordinated Liabilities at October, 1	-0-	-0-
Increases	-0-	-0-
Decrease	-0-	-0-
Subordinated liabilities at September 30,	-0-	-0-

The accompanying notes are an integral part of this statement

Notes to Financial Statements
September 30, 2002

NOTE 1 -Summary of Significant Accounting Policies

The financial statements of Consumer Concepts Investments, Inc. have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates. The significant accounting policies applied in the preparation of the accompanying financial statements are described below:

Nature of the Business

The Company was formed to provide broker/dealer services to nonprofit institutions and other security related transactions. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company, as an introducing broker, predominately sells a variety of financial products, including mutual funds, variable life and annuity insurance products. It derives additional revenue from advisory fees and commissions from placement of Church Bonds.

Commissions

Commissions are recorded when earned. Commissions on variable life contracts are subject to cancellation and repayment if the contract is canceled within a certain period of time. The company dose not believe there is a reasonable possibility that such cancellations will be material to the financial statements and records variable life commissions earned net of such cancellations.

Marketing development allowances

Marketing development allowances are funds and incentives provided to the company and its representatives by suppliers to promote their products. Such funds are negotiated each year with the suppliers of the products and may vary significantly each year. The company received marketing development allowances of $34,464 in 2002 and $185,095 in 2001.

Accounts Receivable

Management believes that all accounts receivable as of September 30, 2002, were fully collectible. Therefore, no allowance for bad debts was provided.

Fixed Assets

The cost of office equipment, computer equipment, and leasehold improvements are depreciated over the estimated useful lives of the related assets. Depreciation is calculated primarily using accelerated methods

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2002, net capital of $70,066, which was $65,066 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.02 to 1.

Note 2 - Income Taxes

The Company has approximately $190,177 of net operating loss carryforward which will expire in the years 2012 thru 2013. In the opinion of management it is more likely than not that the tax benefits of net operating losses will not be realized. Due to the net operating loss carryforward, no provision for income taxes was recorded in 2002 and 2001.

Note 3- Supplemental Disclosures For Statement of Cash Flows

Schedule of Noncash Investing Transactions for 2001:
The Company canceled treasury stock purchased in 2000 for $8,000.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Consumer Concepts Investments, Inc.

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2002

NET CAPITAL:	
Total stockholders' equity from statement of financial condition	$ 168,556
Deduct: Stockholder's equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	168,556
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated Liabilities	168,556
Deduct:	
Non-allowable assets	98,490
Net Capital	$ 70,066
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness from statement of financial condition	$ 71,630
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum Net Capital Required	$ 5,000
Excess Net Capital at 1500%	$ 66,630
Excess Net Capital at 1000% (Net Capital - 10% of AI)	$ 62,903
Ratio: Aggregate Indebtedness to Net Capital	1.02 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 97,736
Audit adjustment accrued commissions	(27,902)
Other audit adjustments - net	232
Net Capital, as reported above	$ 70,066

Schedule II - Computation of Determination of
Reserve Requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30,2002

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, the computation for determining reserve requirements pursuant to rule 15c3-3 is not applicable.

Schedule III - Information Relating to Possession or
Control requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30, 2002

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, this schedule is not applicable.

The accompanying notes are an integral part of this statement

Donald R. Maples
Certified Public Accountant
1242 Moccasin Creek Road
Clarkesville, Georgia 30523

Report On Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Consumer Concepts Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Consumer Concepts Investments, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements dose not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Consumer Concepts Investments, Inc. for the year ended September 30, 2002, and this report does not affect our report thereon dated November 25, 2002.

- The Company has received full payment for subscriptions to common and preferred stock during the year, but has not issued the related stock certificates. The Company is taking steps to obtain the necessary certificates, and when received will issue the necessary stock certificates.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities

Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Donald R Maples CPA

Donald R. Maples CPA
November 25, 2002

Consumer Concepts Investments, Inc.

Financial Statements

September 30, 2002 and 2001

Don Maples & Co CPA
1242 Moccasin Creek Road
Clarkesville, Georgia 30523